BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 1,132,941,290 shares

DISCLOSURE OF A MATERIAL FACT

Convening Notice

EXTRAORDINARY GENERAL MEETING

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. hereby invites Stockholders to attend an Extraordinary General Meeting to be held on August 25 2006 at 3:00 p.m. in the auditorium of the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city and state of São Paulo, for examining the proposal of the Board of Directors with respect to the acquisition of the Brazilian operations of BankBoston Banco Múltiplo S.A (“BankBoston”), the purpose being to

1.	incorporate the total shares representing the capital stock of the corporations, BankBoston and Libero Trading International Ltd. (“Libero”), converting them into its wholly owned subsidiaries;

2.	ratify the appointment of the appraising company, Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., enrolled in the corporate taxpayers' register (CNPJ) under number 05.534.178/0001-36, for the preparation of the appropriate valuation reports;

3.	increase the capital stock from R$ 8,300,000,000.00 to R$ 12,881,120,000.00, through the issue of 68,518,094 preferred book entry shares, with no par value, to be subscribed in the name of the stockholders of BankBoston and Libero, in substitution of their rights as partners which will be extinguished in the light of the incorporation of shares;

4.	change the wording in the caption sentence to Article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares;

5.	establish two vacant seats on the Board of Directors, one of which shall be indicated by Bank of America Corporation; pursuant to CVM Instructions 165 of December 11 1991 and 282 of June 26 1998, notice is hereby given that the eligibility for multiple voting rights in the election of members of the Board of Directors is contingent on those stockholders requesting the said rights representing at least 5% of the voting capital.

São Paulo-SP, August 2 2006
BOARD OF DIRECTORS
OLAVO EGYDIO SETUBAL
Chairman

NOTICE TO STOCKHOLDERS

Pursuant to Article 4 of CVM Instruction 319 of December 3 1999, we hereby notify Stockholders that the final valuation reports, which form the basis for the incorporation of shares, to be examined and decided by the Extraordinary General Meeting of August 25 2006, are available at the head offices at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa in the city and state of São Paulo.

São Paulo-SP, August 2, 2006.
ALFREDO EGYDIO SETUBAL
Investor Relations Officers

(more information can be found in the site www.itauri.com.br)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer